UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-41369

Osisko Development Corp.

(Translation of registrant’s name into English)

1100 Avenue des Canadiens-de-Montréal, Suite 300

Montréal, Québec H3B 2S2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

INCORPORATION BY REFERENCE

Exhibits 99.1 – 99.5 to this report on Form 6-K furnished to the SEC are expressly incorporated by reference into the Registration Statement on Form F-10 of Osisko Development Corp. (File No. 333-292328), as amended and supplemented.

EXHIBIT INDEX

Exhibit

99.1	Underwriting Agreement dated January 27, 2026
99.2	Indicative Term Sheet dated January 26, 2026
99.3	Consent of Bennett Jones LLP
99.4	Consent of Cassels Brock & Blackwell LLP
99.5	Consent of Scott Smith, P.Geo

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Osisko Development Corp.
(Registrant)

Date: January 27, 2026	/s/ Laurence Farmer
Laurence Farmer
General Counsel and Vice President, Strategic Development